SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

Summary

1.	Purpose
2.	Definitions
3.	References
4.	Principles
5.	Diretrizes
5.1.

Appointment in the holding company, controlled companies, affiliates, public and private companies in which Eletrobras and its companies hold minority interests, as well as in the foundations and associations in which they appear as sponsors

5.1.1	Requirements
5.1.1.1	Mandatory requirements
5.1.1.1.1	Board of Directors and Board of Executive Officers
5.1.1.1.2	Fiscal Council
5.1.2	Prohibitions
5.1.2.1	Board of Directors and Board of Executive Officers
5.1.2.2	Fiscal Council
5.1.3	Requirements for selecting members of the statutory Fiscal Councils
5.1.3.1	Audit and Risk Committee
5.1.3.2	Strategy, Governance and Sustainability Committee
5.1.3.3	Management, People and Eligibility Committee
5.1.4	Minimum requirements for the characterization of independence
5.2.	Appointment analysis
5.3.	Performance Evaluation
5.4.	Training
6.	Responsibilities of the managers and Fiscal Council members of the holding company and other representatives
7.	General Provisions
8.	Annex I – Registration Forms for Officers or Directors and Registration Form for Fiscal Council Members	20

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

1.              Purpose

Establishing the policy of appointments in governing bodies at Eletrobras holding and at the controlled companies, affiliates, foundations and associations of Eletrobras companies, guided by the principles and guidelines described therein, as well as by the criteria for evaluating their performance, aiming at the constant improvement of Eletrobras's performance for its shareholders, the generation of value and continuity. This policy also applies to the representatives appointed to become members of the governance bodies of government-controlled companies and private companies, in which Eletrobras, its subsidiaries and controlled companies hold minority interests, as well as to the pension funds in which they appear as sponsors.

2.              Definitions

▪   Shareholders' Agreement - a legal document that establishes the rights, duties and obligations of shareholders, involving the management, control and corporate governance of the company.

▪   Management agreement - a legal document that establishes the rights, duties and obligations of current or future shareholders, involving the management, control and corporate governance of the company, while the corporate reorganization in progress is completed.

▪   Managers - members of the Board of Directors and of the Board of Executive Officers.

▪   Governance agents - individuals and bodies involved in the governance system.

▪   Board of Directors - main decision-making body and strategic guidance of the company, which holds the responsibility of overall conducting business.

▪   Fiscal CouncilFiscal Council - a body that ensures the exercise of the shareholders' right to supervise the management of the business, by verifying the acts of the managers and issuing opinion on the company's accounts.

▪   Concession contract - a legal document signed by the company with the granting authority to explore the concession of public services involving the activity of electricity generation, transmission and distribution.

▪   Board of Executive Officers - body responsible for implementing the guidelines issued by the Board of Directors, which holds the responsibility for managing the business.

▪   Eletrobras Companies - includes the holding company and companies in which Eletrobras holds a majority interest in their share capital and which, in turn, may hold a stake in controlled companies and/or affiliates.

▪   Government-controlled company - a legal entity governed by private law, the majority voting capital of which is directly or indirectly owned by the Federal Government.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

▪   Public Company - a government-controlled company, the majority voting capital of which belongs directly to the Federal Government and the capital of which is made up of funds exclusively from the public sector.

▪   Bylaws - set of rules, agreed by the shareholders or founders, that regulate the organization and operation of a legal entity.

▪   Holding Company - a company that owns shares of other companies and holds control of its management and corporate policies.

▪   Company control instruments - documents used to manage the relationship between Eletrobras, its subsidiaries and the company with which it is associated, as well as those governing the operation of each company.

▪   Business plan - a document that specifies, in written language, the business that one aims regarding financial and technical results, in accordance with the concession contract and shareholder guidelines throughout the business's life cycle. It shall include purposes, strategies, risks, budgets, costs, sources of funds, actions and other elements necessary to ensure the economic and financial balance and return on investment defined for the business.

▪   Affiliate - a company in which one has significant power of influence in the other, exercising the power to participate in the political, financial or operational decisions of the investee without controlling it.

▪   Controlled company - a company controlled by another company with shareholder rights, directly or by means of other controlled companies, which permanently assures its preponderance in the social decisions and the power to elect a majority of the managers.

▪   Wholly-Owned Subsidiary - a company in which all the shares belong to the other company, that is, the latter being its sole shareholder.

▪   Pension Fund - closed private pension fund, organized by companies or groups of companies, with the purpose of making investments to complement the retirement of the associated employees.

▪   Associations - organizations composed of individuals or legal entities that are joined to achieve a particular non-economic purpose.

▪   Foundations - legal entities governed by private law with specific purpose equity determined by the founder.

▪   Representative - a person qualified to act in governance bodies in the holding company, subsidiaries, controlled companies, affiliates, foundations and associations in which the Eletrobras companies hold equity interest or act as members, as well as in pension funds in which they appear as sponsors.

▪   Mixed-economy company - a government-controlled company the majority voting capital of which belong directly to the Federal Government and the share capital of which allows private sector participation.

▪   Resolutions and deliberations of the directors of Eletrobras and its companies - decisions of the Board of Executive Officers and deliberations of the Board of Directors of Eletrobras and its companies, involving legal and statutory acts on the creation and organization of the company, strategic guidance to shareholders for the business, goals and expected results and other topics relevant to the company.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

▪   Management, People and Eligibility Committee - a committee to support the Board of Directors, which, among other duties defined in its Internal Rules, is responsible, in the appointment process, for: issuing an opinion on the appointment of members of the management of the investees of Eletrobras and the advisory board of all public companies controlled by Eletrobras; verifying the conformity of the appointment process of members of the Fiscal Council, the Board of Executive Officers and the Board of Directors, as well as of the participants of Fiscal Councils that are not members of the Board of Directors, and of companies in which Eletrobras holds interest, even in the event of minority interest; evaluating and proposing integrity and compliance criteria to the Board of Directors, as well as other criteria and requirements related to the appointment process and dismissal of the members of the Board of Executive Officers and of the Company's Senior Management and other functions related to the Board of Directors.

3.              References

▪   Bylaws of Eletrobras and its companies.

▪   Decree No. 200, of February 25, 1967 (provides for the organization of Federal Administration).

▪   Law No. 6,404, of December 15, 1967 (joint stock companies).

▪   Decree No. 8,945 of December 27, 2016 (Regulates within the Federal Government, Law No. 13,303 of June 30, 2016, which provides for the legal status of public companies, mixed-economy companies and its subsidiaries).

▪   Decree No. 6,029, of February 1, 2007 (establishes the ethical management system of the federal executive branch).

▪   Law No. 11,638, of December 28, 2007 (provisions regarding the drafting and disclosure of financial statements).

▪   Decree No. 7,203, of June 4, 2010 (prohibition of nepotism in the scope of the federal public administration).

▪   Law No. 12,353, of December 28, 2010 (participation of employees in the boards of directors of public companies and mixed-economy companies, their subsidiaries and controlled companies).

▪   Law No. 12,486, of August 1, 2013 (performance of acts against the government).

▪   Law No. 12,813, of May 16, 2013 (conflict of interest).

▪   Law No. 13,303, of June 30, 2016 (legal status of public companies, mixed-economy companies and its subsidiaries).

  Code of Best Corporate Governance Practices - Brazilian Institute of Corporate Governance (IBGC). São Paulo, SP, 5th edition, 2015.

▪   Black Rock Corporate Governance Guidelines.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

▪   Manual of the Board of Directors of the Secretariat of Coordination and Governance of Government-Controlled Companies (SEST).

4.              Principles

The explanatory statement of the Government-Controlled Companies Governance Law, now simply Government-Controlled Companies Law, expresses the need for a new framework for the control and performance of government-controlled companies, assuming that the model of companies of this new moment in business relations requires constant and profound changes.

In a moment of transition from the traditional model of government-controlled companies to a model closer to that of the market, the competition of which is already present in the electric sector, the motivation of the Government-Controlled Companies Law is inclined towards its managers' choice, establishing criteria and minimum standards that ensure the leadership of such constant and necessary changes for the preservation of companies as relevant agents, seeking to transform them into expressive representatives of the state of the art of "corporate governance" models.

Corporate governance is understood as the system by which companies and other organizations are directed, monitored and driven, involving relationships among the shareholders, board of directors, board of executive officers, supervisory and control bodies and other stakeholders.

Good corporate governance practices translate basic principles (transparency, fairness, accountability and corporate responsibility) into objective recommendations, aligning interests with the purpose of preserving and optimizing the value of the organization, generating greater investor confidence and contributing to its longevity.

This policy also indicates the establishment by the Management, People and Eligibility Committee, linked to the Eletrobras Board of Directors, of performance indicators, variable compensation policies and consequence indicators for the appointed managers, which shall be an inseparable part of this document.

For this policy, these are basic principles to be considered in the appointment, evaluation and qualification of the representatives:

Focus on the Result: the ability of the appointed person to prioritize and establish strategies for the achievement, with high performance, of the company's purpose in which it composes the management body, seeking to maximize value, generate profit, distribute dividends and maintain its economic-financial sustainability;

Diligence: the ability to relate to the company that represents the management body, seeking guidelines and timely reporting on the progress of the company regarding the indicators relevant to its sustainability and maintenance of expected returns;

Transparency: a desire to provide to the stakeholders, information that is of their interest, not only those imposed by laws or regulations. It shall not be restricted to the economic-financial performance, also considering other factors to ensure compliance.

Equity: Fair and isonomic treatment of all shareholders and other stakeholders, taking into account their rights, duties, needs, interests and expectations.

Accountability: the governance agents shall account for their actions in a clear, concise, understandable and timely manner, fully assuming the consequences of their acts and omissions and acting with diligence and responsibility within their roles.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

Corporate Responsibility: the governance agents shall ensure the economic and financial viability of the organizations, reduce the negative externalities of their business and operations, and increase the positive ones, taking into account in their business model, the various capitals in the short, medium and long term.

Independence: the representative shall act with maximum independence, defending the business of the company in which they participate, in the best interests of its sustainability, development and value generation.

5.              Guidelines

The Eletrobras companies shall prepare and implement internal rules on the appointment, performance evaluation and training process of their representatives, as well as documents that assist in improving the role played by their representatives, such as manuals and guides, always observing the legislation in force, the Bylaws, Internal Rules, when applicable, and other internal rules of Eletrobras.

5.1.        Appointment in the holding company, controlled companies, affiliates, public and private companies in which Eletrobras and its companies hold minority interests, as well as in the foundations and associations in which they appear as sponsors

The representatives shall have the minimum qualification, in accordance with the criteria established for Eletrobras by Law 13,303/16 and Decree 8,945/16, demonstrating significant achievements in their field of activity or a skill that means a significant contribution to the board, in addition to having knowledge of the company's business environment and purposes, analytical capacity and alignment with the values and principles of the organization, having notorious knowledge and experience, moral repute, unblemished reputation and technical competence compatible with the exercise of such office.

The Directors and Officers of Eletrobras Holding shall be appointed and elected in accordance with the applicable legislation and its Bylaws.

The Eletrobras Board of Directors, by means of a proposal of its Board of Executive Officers, is responsible for electing the Eletrobras' representatives in the management of foundations, associations and controlled or non-controlled companies, including the chief executive officer, and, preferably, the employees of the company or of the controlled companies shall be appointed.

The Eletrobras Board of Executive Officers is responsible for choosing the members of the Fiscal Councilfiscal council of foundations, associations and companies, whether controlled or not, in which it holds interest.

As established by Law 13,303/16 and Decree No. 8,945/16, the Eligibility Committee shall give its opinion in order to assist shareholders in the appointment of managers and members of the Fiscal Councilfiscal council on the fulfillment of requirements and the absence of prohibitions for their respective elections, in the government-controlled companies.

The attributions that are incumbent upon the Eligibility Committee established by Law 13,303/16 and its regulations shall be exercised by the Management, People and Eligibility Committee established in the holding company and shall cover the companies in which Eletrobras holds direct and indirect interest.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

Said Committee shall also express its opinion under the Government-Controlled Companies Law and its regulations in the case of the appointment of members of the management and the Fiscal CouncilFiscal Council of the holding company.

As a prerequisite to the analysis of the Management, People and Eligibility Committee, the Board of Executive Officers and the Board of Directors, the candidate shall submit the attached form, duly completed and signed, together with the required evidence.

The representatives shall be subsequently elected by the respective governance bodies of the respective companies, foundations, associations and pension funds.

The elected director may not occupy positions in more than five (05) Boards, be they of Management or Fiscal nature.

It shall be noted that the positions of deputies shall not be computed at the end of this count, however, once the board member has assumed the position of a member of a management comittee or Fiscal CouncilFiscal Council, it shall be ensured that the total number of positions assumed is five (05), at maximum.

For the purpose of counting the boards, the set of SPEs with the same corporate structure is considered only one (1) company.

The paid direct or indirect participation of members of the federal public administration, in more than two collegiate bodies of government-controlled companies, including the Boards of Directors and Fiscal CouncilFiscal Council and the Audit Committees, is forbidden.

Undertaking to specific goals and results to be achieved is a condition for the investiture in a position in the Board of Directors of government-controlled companies.

The positions of chief executive officer and chairman of the Board of Directors may not be exercised by the same person so that there is no concentration of power and prejudice on the duty of the board of directors to supervise the board of executive officers.

The Company's Bylaws and/or Shareholders' Agreement and/or Management Agreement shall establish the number of members that shall compose the Boards and Board of Executive Officers, the term of office for management and their respective renewals, always in compliance with the legislation in force.

The term of office for management of the members of the Board of Directors and of the appointed persons to the position of officer shall be unified and not exceed two (2) years, while a maximum of three (3) consecutive renewals is permitted. The term of office of the members of the Fiscal Council shall not exceed two (2) years, and two (2) consecutive renewals are allowed.

For the aforementioned term of office for management, the previous management or term of office periods that occurred less than two years beforehand and the transfer of an officer to another Board of the same government-controlled company shall be considered.

In the case of a federal public financial institution or a publicly-held company, the appointment of an officer to serve on another Board of the same government-controlled company is not considered a renewal.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

Once the maximum terms of office for management have been reached, the return of a statutory member to the same company can only occur after a period equivalent to a term of office for management or performance.

The following requirements and prohibitions shall apply to the directors and members of the fiscal councilFiscal Council of government-controlled companies, including employee representatives, where applicable, and minority shareholders, and also to persons appointed by the Federal Government or government-controlled companies in their minority interests in private companies and government-controlled companies of other federal entities and extended by this Policy to those appointed to foundations and associations in which Eletrobras and its companies appear as sponsors.

5.1.1 Requirements

The diversity of profiles is essential in order to achieve the complementarity of experiences, as it allows the organization to benefit from the plurality of arguments and a decision-making process of higher quality and security.

Appointments for governance bodies shall seek to bring together, among their members, age and ethnicity, in addition to gender diversity.

In addition to the objective criteria they follow, the management directors and members of the fiscal council Fiscal Councilshall, in accordance with the principles of the governance manual of the Brazilian Institute of Corporate Governance (IBGC), have available time to exercise their term of office for management or performance, review of matters and fulfillment of the diligence duties with the companies they represent in the relevant committees.

Notorious knowledge is a subjective requirement that can be fulfilled, in some cases, by the same training or experience requirement, such as a master's or doctoral degree.

It can also be fulfilled by several alternative curricular elements, such as published articles, developed professional works and extension courses, provided that said element is always compatible with the position to be occupied.

5.1.1.1 Mandatory requirements

5.1.1.1.1 Board of Directors and Board of Executive Officers

Board members and officers, including the chairman, the chief executive officer and the director-general, shall be chosen among citizens of unblemished reputation and notorious knowledge, natural persons, and the officers shall reside in the country.

The managers shall also meet the mandatory requirements:

I - be a citizen of unblemished reputation;

II - have notorious knowledge compatible with the position for which they were appointed;

III - have academic training compatible with the position for which they were appointed; and

IV - have at least one of the professional experiences below:

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

a) ten years, in the public or private sector, in the government-controlled company's field of activity or in a field related to that for which they are appointed to hold a senior management position;

b) four years in the position of Officer, member of the Board of Directors, member of the audit committee or senior management in a large company or that with corporate purpose that is similar to that of the government-controlled company, being understood that, a senior management position is that situated in the two levels the company's highest non-statutory hierarchies;

c) four years in a committee or equivalent position of trust at level 4 or higher, of the Senior Management and Advisory Group (DAS), in a legal entity governed by domestic public law;

d) four years in the position of professor or researcher, of higher education, in the government-controlled company's field of activity; or

e) four years as a self-employed professional engaged in the government-controlled company's field of activity.

Their education shall include a graduate or postgraduate course recognized or accredited by the Ministry of Education. The following courses shall always be considered compatible for any government-controlled company: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; and j) Mathematics.

The experience mentioned in distinct items of paragraph IV transcribed above shall not be added for calculating the required time.

However, the experience mentioned in the same item of paragraph IV may be added to calculate the required time, as long as they relate to different periods.

In addition to the mandatory requirements described in this Policy, the person appointed for the position of Chief Executive Officer shall have:

I - at least five (05) years of professional experience, in an activity or position, directly linked to the main subject of the Board of Directors;

II - Maximum age of seventy-five (75), at the time the appointment is made.

5.1.1.1.2 Fiscal CouncilFiscal Council

The members of the Fiscal Council shall be natural persons, residing in the country, of unblemished reputation and shall have as minimum requirements:

i.    academic education compatible with the performance of the position;

ii.   a minimum experience of three years in a position of:

a) management or advisory in the public administration, direct or indirect; or

b) member of the Fiscal Council or manager in a company;

Any experience other than that required shall not be added to the required time.

Education shall include a graduate or postgraduate course recognized or accredited by the Ministry of Education.

The experience mentioned in separate items of paragraph ii of this item shall not be added to calculate the required time.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

The experience mentioned in the same paragraph of item ii of this item can be added to calculate the required time, as long as they relate to different periods.

In addition to the requirements set forth in this item, the members of the Fiscal Council appointed by the holding company and its companies shall have training or experience in the economic, financial, accounting or legal fields for holding such position.

5.1.2 Prohibitions

5.1.2.1 Board of Directors and Board of Executive Officers

The following persons cannot be appointed to the Board of Directors and the Board of Executive Officers, pursuant to Article 29 of Decree No. 8,945/16, in addition to cases provided for in other relevant legislation, as well as in the Bylaws and/or Shareholders' Agreement and/or Management Agreement:

i - a representative of the regulatory body to which the government-controlled company is subject;

ii - a Minister of State, Secretary of State and Municipal Secretary;

iii - a holder of position in a committee in the federal public administration, direct or indirect, without a permanent relationship with the public service;

iv - a statutory officer of a political party and holder of a mandate in the Legislative Power of any federative entity, although licensed;

v - blood relatives or relatives up to the third degree of the persons mentioned in items i to iv;

vi - a person who has acted in the last thirty-six months as a participant in the decision-making structure of a political party;

vii - a person who has performed, in the last thirty-six months, work related to the organization, structuring and execution of an election campaign;

viii - a person holding office in a trade union organization;

ix - a natural person who has signed a contract or partnership, as a supplier or buyer, offeror or offeree, of goods or services of any nature, with the Federal Government, with the government-controlled company itself or with the government-controlled company of its government-controlled conglomerate, during the three years prior to the date of their appointment;

x - a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-controlled company or with the government-controlled company itself; and

xi - a person who falls under any of the ineligibility cases provided for in the items in paragraph I of the head provision of article 1 of Supplementary Law No. 64 of May 18, 1990.

The prohibition established in paragraph iii of this item applies to public servants or to retired public employees who hold a position in a committee of the federal public administration, whether directly or indirectly.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

5.1.2.2 Fiscal Council

Fiscal Council members shall not fall within the prohibitions mentioned in article 147 of Law No. 6,404/76, and the appointment of the following persons is still prohibited:

i.         a representative of the regulatory body to which the government-controlled company is subject;

ii.       a statutory officer of a political party and holder of a mandate in the Legislative Power of any federative entity, although licensed;

iii.      a natural person who has signed a contract or partnership, as a supplier or buyer, offeror or offeree, of goods or services of any nature, with the Federal Government, with the government-controlled company itself or with the government-controlled company of its government-controlled conglomerate, during the three years prior to the date of their appointment;

iv.     a person who has or may have any form of conflict of interest with the political-administrative person controlling the government-controlled company or with the government-controlled company itself.

v.       a person who falls under any of the ineligibility cases provided for in the items in paragraph I of the head provision of article 1 of Supplementary Law No. 64, of May 18, 1990;

vi.     a person who falls under the prohibitions mentioned in article 147 of Law No. 6,404, of 1976;

vii.  a person who is or has been a member of a board of directors in the last twenty-four months, or an employee of the government-controlled company or its subsidiary, or of the same group; or who is a spouse or relative, up to third degree, of the manager of a government-controlled company;

The provisions set forth in paragraph vii of this item do not apply to employees of the controlling government-controlled company, even if they are members of its management bodies, when no group of companies has been formally established.

5.1.3 Requirements for selecting members of the statutory advisory committees

The members of the statutory advisory committees shall be chosen from among the members of the Board ("Directors”).

5.1.3.1 Audit and Risk Committee

The composition of the Audit and Risk Committee shall observe the conditions imposed by applicable national and foreign laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and by the New York Stock Exchange (“NYSE”).

It shall be composed of a majority of independent members, whose independence shall be thoroughly verified by means of the requirements defined in item 5.1.4 of this Policy;

One of the members of the Committee shall have proven qualification in finance, which characterizes them as a financial specialist, according to the legislation and other applicable regulations.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

The members of this Committee shall have professional experience or education compatible with the position, preferably in accounting, auditing or in the Company's field of activity, and the financial specialist shall mandatorily have a recognized professional experience in corporate accounting matters in accordance with CVM Instruction 308/99.

The minimum conditions for joining the Committee under Law No. 13,303/2016, Decree No. 8l945/2016 and CVM Instruction No. 308/99 are as follows:

I - not to be or to have been, in the five (5) years prior to the appointment to join the Committee:

a) an officer, employee or member of the Fiscal Council of the Company or its parent company, subsidiary, affiliate or company under common control, directly or indirectly; and

b) a technician responsible, officer, manager, supervisor or any other member responsible for managing a team involved in the audit work at the Company;

II - not to be a spouse or relative by consanguinity or adoption, up to the second degree, of the persons referred to in paragraph I;

III - not to receive any other type of compensation from the company or its parent company, subsidiary, affiliate or company under common control, directly or indirectly, other than that related to the Board member position.

IV - not to hold or to have held public office, even if licensed, or a commission position in the direct federal public administration, in the twelve months preceding the appointment to the Statutory Audit Committee; and

V - not to fall within the prohibitions referred to in paragraphs I, IV, IX, X and XI of item 5.1.2.1.

The Statutory Audit Committee shall be composed in such a way that the majority of members also observe the other prohibitions referred to in item 5.1.2.1 of this Policy.

The provision in item "a" of paragraph I of this item does not apply to a government-controlled company employee not linked to the same government-controlled conglomerate.

The provisions of paragraph IV of this item apply to servers of an autarchy or foundation that does business in the government-controlled company's field of activity.

5.1.3.2 Strategy, Governance and Sustainability Committee

The members of this Committee shall have professional experience or education compatible with the position, preferably in strategy, governance and sustainability or in the company's field of activity.

5.1.3.3 Management, People and Eligibility Committee

The members of this Committee shall have professional experience or education compatible with the position, preferably in people management, with emphasis on policies and practices of recruitment and selection, career, compensation, succession, performance evaluation and training and development or in the company's field of activity.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

5.1.4 Minimum requirements for the characterization of independence for a position in the Board of Directors

Without prejudice to any additional requirements imposed by other Laws or regulations when applicable, those who meet the following minimum requirements shall be deemed independent:

I - to have no relationship with the government-controlled company or with its government-controlled conglomerate, except for its participation in the parent company's Board of Directors or its participation in its share capital;

II - not to be a spouse or relative by consanguinity or by adoption, up to the third degree, of the head of the Executive Branch, a Minister of State, a Secretary of State, of the Federal District or Municipality or manager of the government-controlled company or a company in its government-controlled conglomerate;

III - not to have maintained, in the last three years, a relationship of any nature with the government-controlled company or its controllers, which may jeopardize its independence;

IV - not to be or not to have been, in the last three years, an employee or Officer of the government-controlled company, of its government-controlled conglomerate or its affiliate;

V - not to be a supplier or buyer, directly or indirectly, of services or products of the government-controlled company or company of its government-controlled conglomerate;

VI - not to be an employee or manager of a company or entity that offers or demands services or products to the government-controlled company or to the company of its government-controlled conglomerate; and

VII - not to receive any other compensation from the government-controlled company or from the company of its government-controlled conglomerate, in addition to that relating to the position of Director, except for compensation resulting from participation in the company's share capital.

5.2.        Appointment analysis

Based on appointments by means of official letters from the competent bodies, or made by Eletrobras, whichever is applicable, an analysis shall be made in view of Laws No. 6,404, of December 15, 1976, and No. 13,303/16, as well as Decree No. 8,945/16, in addition to the Bylaws and other applicable legal or regulatory criteria, such as consulting the database of sanctions applied by the Ethics Committees, pursuant to Article 22 of Decree No. 6.029 of February 1, 2007, and to the electronic websites of CVM, TCU, TSE and TCE.

The appointed persons shall submit the form in Annex I, duly completed and signed, together with the necessary evidence.

In addition, the Board of Directors of Eletrobras recommended that, for all appointments to directors and executive officers, a prior assessment shall be made by the integrity department on the compliance status of the appointed persons, as well as inquiries to the Ombudsman's Office of Eletrobras. Any complaints brought to the Ombudsman's Office shall follow their own rite for investigation in the context of the corresponding administrative proceedings.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

Under the terms of paragraph II of Article 22 of Decree No. 8,945/16, the appointment shall have been approved by the Civil Office.

Also in compliance with Decree No. 8,945/16, the compliance of the evaluation process of the managers and Fiscal Council members shall be verified by a statutory eligibility committee with competence to assist the shareholders in the appointment of such members. Accordingly, the Management, People and Eligibility Committee of the holding company shall analyze the appointments of the managers and directors in all cases and Fiscal Council members in the case of public companies.

The appointments of representatives of controlled companies shall first be approved by each company's Board of Executive Officers and Board of Directors.

Once the analysis is completed, the considerations shall be submitted to the Board of Executive Officers and, when applicable, the Board of Directors of Eletrobras.

In the case of approval of the representatives of the holding company and the Eletrobras companies, the analysis shall be submitted to the governing bodies of competence of the relevant companies, foundations, associations and pension funds in order to subsidize their election.

The Audit and Risk Committee of the holding company shall be responsible for analyzing the profile of the internal audit holder in terms of the Bylaws and Internal Rules of the Committee.

5.3.        Performance Evaluation

Eletrobras and its companies shall annually promote an individual and collective holistic performance evaluation of the representative and his/her managers, Fiscal Council members, based on their alignment with the company's values and competencies and on the result of professional performance by means of benchmarking.

In order to do so, the following criteria, among others, shall be considered:

i.         attendance at meetings of the collegiate bodies of the companies, in compliance with the provisions of the Bylaws and/or Shareholders' Agreement;

ii.       in the case of the representatives, submitting to Eletrobras and/or its companies a brief report on the follow-up of activities, as provided for in the Guidance Manual of the Board of Directors Representative of Eletrobras Companies and in the Guidance Manual of the Fiscal Council Representative of Eletrobras;

iii.      participation, in the taking of office and annually, in training sessions related to the development of its activities, offered by Eletrobras and its companies, seeking continuous self-development and following-up on changes and updates in legislation;

iv.     ability to work in teams and interact with stakeholders.

v.       performance and profitability of the company in the period in which the professional acted as representative;

vi.     compliance with goals aligned with the company's business plan, with return on investment at least enough to compensate its capital cost in the business segment;

Moreover, Decree 8,945/16 determines the individual and collective performance evaluation, annually, of the statutory members of government-controlled companies, observing the following minimum requirements for managers:

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

a) presentation of the management acts practiced regarding the lawfulness and effectiveness of the administrative action;

b) contribution to the income for the year; and

c) achievement of the goals established in the business plan and fulfillment of the long-term strategy.

Also, according to the aforementioned Decree, it is the responsibility of the Board of Directors to evaluate itself and evaluate the Executive Officers, being able to count on the methodological and procedural support of the statutory eligibility committee.

5.4.        Training

It is important to constantly improve the competencies of the members of the governing bodies, with participation in refresher programs, conferences, industry fairs and other events that may enhance their ability to contribute to the organization.

It is recommended that the representative, the managers and Fiscal Council members, request the company for which they work to participate in a program of introduction, guidance and interaction with the other members of the collegiate body and other bodies that compose governance.

Decree No. 8,945/16 determines that the managers and Fiscal Council members elected shall participate in training when taking office and annually. Training shall have as guideline updating the fundamental knowledge for their good performance, from the following elements:

i.         corporate and capital market legislation;

ii.       disclosure of information;

iii.      internal control;

iv.     code of conduct;

v.       Law No. 12,846, of August 1, 2013;

vi.     corporate governance;

vii.    methodology for accounting management, according to the International Financial Reporting Standards (IFRS), under the terms of Law No. 11,638, of December 28, 2007, equity and tax management;

viii.  rules and chart of accounts of the electrical energy sector;

ix.     integrity (compliance);

x.       strategic planning of Eletrobras and/or its companies and the company in which they shall operate;

xi.     business plan of Eletrobras and/or its companies and the company in which they shall perform their role, as well as feasibility analysis of investment projects;

xii.    risks and control of the implementation of electrical energy projects.

It is forbidden to reappoint the manager or Fiscal Council member of government-controlled companies that do not participate in any annual training provided by the company in the last two years.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

6.              Responsibilities of the managers and Fiscal Council members of the holding company and other representatives

The managers and Fiscal Council members of the holding company and other representatives in controlled companies, affiliates and in public and private companies in which Eletrobras and its companies hold minority interests shall have the following responsibilities:

▪  observe and follow the attributions and responsibilities established in Law No. 6,404/1976, Law No. 12,486/2013 (performance of acts against the government), Law No. 12,813/2013 (conflict of interest), Law No, 13.303/16 and its regulatory Decree No. 8,945/16, in the Code of Ethics of Eletrobras Companies, the Compliance Manual of Eletrobras and its companies, the company's Bylaws, the Shareholders' Agreement, Management Agreement and the Internal Rules signed, if applicable, in addition to the Policies and Guidelines of Eletrobras and its companies;

▪  observe and follow the attributions and responsibilities established by the internal rules of Eletrobras and its companies and the company they operate in;

▪  act in accordance with the company's strategy, observing the economic, social and environmental impacts;

▪  follow-up and monitor the execution of the company's business plan, so that the established results are ensured.

▪  monitor the management of financial resources and the indebtedness of the company, verifying their destination and possible applications and conducting the financial statements verification;

▪  review the documents issued by the company that are the responsibility of the collegiate body for which they have been appointed, prepare a brief report on the main activities and submit it to the governance area of Eletrobras and/or the company that appointed them;

▪  keep Eletrobras and/or its companies permanently informed on relevant matters of interest to the company;

▪  inform Eletrobras and/or its companies on the calling of Shareholders' Meetings;

▪  participate in training sessions related to the development of their activities, offered by Eletrobras and its companies, seeking continuous self-development and following the changes and updates in legislation;

▪  monitor the closing schedule of the financial statements and of the Management Report, in addition to ensuring that it meets the requirements of Eletrobras and its companies in the annual rendering of accounts;

▪  request subsidies and the positioning of Eletrobras and/or its companies when the matter to be decided in the company's governing body implies the need to change the shareholders' agreement, the bylaws, business plan, concession agreement, financing agreement, guarantee, debentures, sureties and the corporate structure of the business;

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

▪  maintain and ensure the confidentiality of the information and documents processed in the organization and in Eletrobras and its companies, in accordance with the legislation;

▪  value actions that contribute to a better management of the business and to the application of good governance practices aiming at the sustainability of the Eletrobras companies;

▪  observe the current and regulatory legislation in the scope of the business, as well as the rules and procedures established by the management;

▪  monitor changes and updates in legislation; and

▪  act in accordance with the ethical principles and commitments of conduct established in the Code of Ethics and the Compliance Program of Eletrobras Companies, in compliance with the Brazilian Anti-Corruption Law and the laws and regulations of the United States applicable to companies the shares of which are listed in the NYSE, such as the Foreign Corrupt Practices Act (FCPA).

Representatives in foundations, associations and pension funds shall be assigned the responsibilities listed above, where applicable, without prejudice to those provided for in the relevant legislation.

7.              General Provisions

▪   The guidelines set forth in this document are effective immediately and shall be complied with by the holding company and all Eletrobras controlled companies and subsidiaries.

▪   This policy shall be complied with in each Eletrobras company, in their specific normative documents, always aligned to the principles and guidelines established herein.

▪   The guidelines established in this policy shall apply, by analogy, to the Board of Directors and their respective representatives, in entities with a Consultative Committee.

▪   This policy has been approved by Resolution No. 006/2018, of 01/29/2018, of the Board of Directors of Eletrobras.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

ANNEX I - REGISTRATION FILES FOR OFFICERS OR BOARD OF DIRECTORS AND REGISTRATION FILE FOR MEMBER OF THE FISCAL COMMITTE

MANAGER REGISTRATION - Officer or Board of Directors (a)

In compliance with Law No. 13,303 dated June 30th, 2016, Decree 8,945 dated December 27th, 2016 and Appointment Policy of Eletrobras Companies approved by DEL-006 dated January 29th, 2018.

Verification of legal and statutory  requirements and prohibitions required for the appointment of Manager

(Member of Board of Directors or Officer).

A. GENERAL DETAILS
1 Full name:
2 CPF [Individual Tax ID]:	3 Date of birth:	4 Sex: ( ) Male ( ) Female
5 Effective Position:
6 Commissioned Function:	7 Function Code:
8 Business Phone Number:	9 Private Phone Number:
10 Business email Address:
11 Personal email address:
12 Position for which you have been appointed: ( ) Board of Directors ( ) Officer
13 The company to which you have been appointed:
14 Is this appointment a reappointment? ( ) Yes ( ) No If so, please state the number of reappointment, including the start and end of each term of office:
15 Department in which you have worked in the company*:

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

B. REQUIREMENTS - Required Document Evidence (items 16, 18, and 20)

16 Do you have an academic background compatible with the position to which you have been appointed, including holding a undergraduate or graduate degree recognized or accredited by the Ministry of Education? (Article 28, item III and paragraph 1 of Decree No. 8,945/16)

 (    )  Yes    (    ) No

17 Which field of your academic background is more related to the position to which you have been appointed?*

 _________________________________________________________________________________

*Please state only the main field. Examples: a) Management and Public Administration; b) Actuarial Science; c) Economics; d) International Trade; e) Accounting and Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a degree related to the company's area of operation to which you have been appointed.

18 Check the work experience that you have below: (Article 28, item IV of Decree No. 8,945/16)

(     ) 10 years in the area of expertise of the state-owned company or in an area related to the position to which you have been appointed.

(     ) 4 years in a management position (board of directors, board of executive officers or audit committee) or senior management (two higher non-statutory hierarchical levels of the company) in a sized company or similar object to that of the state-owned company.

(     ) 4 years in a position equivalent to DAS-4 or higher at legal entities of internal public law.

(     ) 4 years as a professor or researcher in higher education, in the area of expertise of the state-owned company.

(     ) 4 years as a self-employed professional in an activity linked to the area of the expertise of the state-owned company.

19 From the items checked in item 18, describe the experience more related to the position as manager:

___________________________________________________________________________________________

20 Do you have an outstanding knowledge compatible with the position for which you have been appointed?                                       (    ) Yes    (    ) No
(Decree no. 8,945/16: Article 28. The managers of state companies shall meet the following mandatory requirements: (...) II - have outstanding knowledge compatible with the position to which you have been appointed")

21 What is the most adherent element which shows your outstanding knowledge compatible with the position as a manager?*

_______________________________________________
*Please state only the main field. Examples: a) any master’s degree or PhD; b) academic publications; c) accumulated experience in boards

22 Are you living in Brazil (mandatory requirement only for the appointment as Officer): ( ) Yes ( ) No
23 Do you meet the requirements of the article of incorporation of the state-owned company, which was read and checked as shown: ( ) Yes ( ) No

24 Age up to seventy five (75) years, upon the formulation of the appointment, in the case of officer or CEO (Appointment Policy of Eletrobras Companies, approved by DEL-006 of January 29th, 2018): (    )  NA  (    )  Yes    (    ) No

25 Professional experience of at least five (5) years in an activity or function, directly related to the main theme of the Board, in the case of an officer or CEO:                                                                    (    )  NA         (    )  Yes    (    ) No

* If so please send evidence.

26 If your appointment is a reappointment in a state-owned company, have you participated in the past two (2) years in a training as set out in Article 42, sole paragraph of Decree no. 8,945/16?                                 (    )  NA             (    ) Yes    (    ) No

* If so please send evidence.

27 If your appointment is to a health plan run by self-management operator do you have four years of experience of an activity in the financial, accounting, administrative, legal or health and higher education in at least one of these areas?

                                                                                                                                                               (    )  NA             (    ) Yes    (    ) No

* If so please send evidence.

* CGPAR 22 dated 1/18/2018

28 Do you meet the requirements of Policy Appointment of Eletrobras Companies (approved by DEL-006 of January 29th, 2018) which was read and checked as shown:                                                                                                          (    )  Yes    (    ) No

*http://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

This registration shall be signed and initialed on every page, scanned in single file along with the supporting documentation, as item E.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

C. IMPECCABLE REPUTATION AND PROHIBITION

1 Decree 8,945/16, Article 29, items I to XI	Does it fall within it?
I - Are you a representative of the regulatory agency to which the state enterprise is subject?	( ) Yes ( ) No
II - Are you a Minister of State, State Secretary or Municipal Secretary?	( ) Yes ( ) No

III - Are you holding a position in a committee at the federal, direct or indirect public administration, with no permanent relationship with the public service? (It applies to an official or retired public officers holding a position in the committee of direct or indirect federal administration)

( ) Yes ( ) No
IV - Are you a statutory manager of a political party, although you are on leave?	( ) Yes ( ) No
IV - Are you holding a term of office in the Legislative Branch of any federal entity, although you are on leave?	( ) Yes ( ) No
V - Do you have a blood relative or related to the third degree of the persons mentioned in items I to IV?	( ) Yes ( ) No
VI - Have you worked in the last thirty-six months as a participant in decision-making structure of a political party?	( ) Yes ( ) No
VII - Have you worked in the last thirty-six months in a work related to the organization, structuring and execution of an election campaign?	( ) Yes ( ) No
VIII - Have you held a position in a trade union?	( ) Yes ( ) No

IX - Have you  entered into a contract or partnership as a supplier or buyer, demander or offeror of goods or services of any kind, with the Federal Government, with its own state-owned company or a state-owned company of its state-owned conglomerate, in the previous three years the date of your appointment?

( ) Yes ( ) No
X - Have you had or may have any form of conflict of interest with the political and administrative person controlling the state-owned company or the state-owned company itself?	( ) Yes ( ) No
2 Complementary Law No. 64/1990, article 1-I: Clean Record	Does it fall within it?
a) Are you a non-enlisted or illiterate person?	( ) Yes ( ) No

b) Are you a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Municipal Councils, which have lost your mandate for violations of the provisions of items I and II of Article 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of the Municipalities and the Federal District, for the elections to be held during the remainder of the term of office for which you have been elected and in the eight years following the end of legislature?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

c) Have you been a Governor or a Deputy Governor of State and the Federal District or Mayor or Deputy Mayor who have lost your elective office for violations of the provisions of the State Constitution, the Organic Law of the Federal District or of the Organic Law of the Municipality for the elections held during the remaining period and the eight (8) years following the end of the term of office for which you have been elected?

( ) Yes ( ) No

d) Do you have against you a claim judged by the Electoral Court, in a final decision or given by a board, in the process of investigation of abuse of the economic or political power to the election in which you have run or have been certified, as well as the ones that may be held in eight (8) years following that?

( ) Yes ( ) No

e) Have you been criminally convicted in a final decision handed down by judicial or collective body, from having been sentenced to the passing of a period of eight (8) years after serving the sentence for any of the crimes below?

1. Against the popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law prescribe punishment; 5. abuse of authority, in cases where there is conviction to lose the office or disqualification for the exercise of civil service; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and similar drugs, racism, torture, terrorism and heinous crimes; 8. the reduction to the conditions analogous to slave; 9. against sexual life and dignity; and 10 committed by a criminal organization, gang or band.

( ) Yes ( ) No
f) Have you been declared unworthy from the officialdom, or incompatible with it for a period of eight (8) years?	( ) Yes ( ) No

g) Have you had your accounts for the performance of offices or public office roles rejected by incurable irregularity set wrongful act of administrative misconduct, and by a final decision of a competent body, unless this has been suspended or canceled by the Judiciary Branch for the elections to be held in eight (8) subsequent years reckoned from the date of the decision by applying the provisions of item II of Article 71 of the Federal Constitution, to all those ordering the expenses without excluding agents that have acted in this situation?

( ) Yes ( ) No

h) Have you held an office in direct, indirect or foundational government, which benefited you or third parties, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body to the election in which you have run or has been certified, as well as the ones that may be held in eight (8) years following that?

( ) Yes ( ) No

i) Have you held an office or management, administration or representation position of credit , financing or insurance institutions that have been or are being the subject matter of process of judicial or extrajudicial liquidation, in the twelve (12) months prior to its order?

( ) Yes ( ) No

j) Have you been convicted in a unappealable decision or issued by a board body of Electoral Justice for electoral corruption, for illegal capture of suffrage, by donation, capture or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns involving cancellation of registration or certificate for a period of eight (8) years from the election?

( ) Yes ( ) No

k) Have you been a President of the Republic, the Governor of the State and the Federal District, Mayor, member of the National Congress, the Legislative Assembly, the Legislative Chamber, Municipal Councils, who have resigned your mandate from the complaint or petition able to  authorize the initiation of a prosecution of the infringement of the disposition of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or of the Organic Law of the Municipality, for the elections to be held during the remainder of the term for which they were elected and 8 (eight) years following the end of the legislature?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

l) Have you been sentenced to a suspension of political rights, in an unappealable judgment or rendered by a judicial collegiate body, for willful act of misconduct in public office causing harm to public assets and unjust enrichment, from the conviction or the unappealable judgment to the elapse of the term of eight (8) years after serving the sentence?

( ) Yes ( ) No

m) Have you been excluded from the profession, by penalty decision of the competent professional body, due to an ethical and professional violation for a period of eight (8) years unless the act has been annulled or suspended by the Judiciary Power?

( ) Yes ( ) No

n) Have you been convicted in an unappealable judgment or rendered by a judicial collegiate body, because you have undone or simulated having undo marital bond or stable union to avoid characterization of ineligibility for a period of eight (8) years after the decision which recognized fraud?

( ) Yes ( ) No

o) Have you been dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judicial Branch?

( ) Yes ( ) No

p) Are you an individual and/or manager of a legal entity responsible for electoral donations regarded as unlawful  by unappealable judgment  or rendered b collegiate board of Electoral Justice for a period of eight (8) years after the decision?

( ) Yes ( ) No

q) Are you magistrate judge or member of the Prosecution Office who has been compulsorily retired by penalty decision, which have lost the office by sentence or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?

( ) Yes ( ) No
3 Law 6,404 / 76, article 147: Corporate Law	Does it fall within it?

§ 1 - Have you been impeded by a special law or convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, against the popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?

( ) Yes ( ) No
§ 2 - Have been declared unqualified by an act of the Securities Commission*? *Website Site of CVM, in the link of Sanctioning Practice - Advanced Search	( ) Yes ( ) No
§ 3 (...): I - Do you hold a position in the society which may be considered being competing on the market, especially on advisory boards, boards of directors or Fical Council?	( ) Yes ( ) No
§ 3 (...): II - Have you had a conflicting interests with the company?	( ) Yes ( ) No
4 Law no. 12,813/13, articles 5 and 6: Conflicts of Interest	Does it fall within it?
Article 5 It is a conflict of interest in the exercise of a position or an employment under the federal Executive Branch:
I - Do you disclose or makes use of inside information for personal gain or a third party, obtained by virtue of the activities performed?	( ) Yes ( ) No

II - Do you exercise an activity involving the provision of services or maintaining business relationship with natural or legal person who has an interest in the decision of public official or board in which this participates?

( ) Yes ( ) No

III - Do you work directly or indirectly in an activity that because of its nature is incompatible with the duties of the position or employment, considering as such including the activities carried out in areas or related matters?

( ) Yes ( ) No

IV - Do you also work albeit informally as an attorney, consultant, advisor or broker of private interests in the bodies and entities of the direct or indirect government of any of the Branches of the Federal Government, the States, the Federal District and the Municipalities?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

V - Do you perform acts for the benefit of interests of legal entities that the public officer, his spouse, partner or relatives, kin or the like, in straight or collateral line to the third degree participate, and it can be benefited by you or influence on their acts of management?

( ) Yes ( ) No
VI - Do you receive gifts who has an interest in the decision public officer or board which this participates outside the limits and conditions established by regulation?	( ) Yes ( ) No
VII - Do you provide services, although occasion ones, to the company whose activity is controlled, supervised or regulated by the entity to which the public server is related?	( ) Yes ( ) No
Article 6 it is a conflict of interest after exercise of office or employment under the federal Executive Branch:
I - Do you disclose or make use of inside information obtained by virtue of the activities performed?	( ) Yes ( ) No

II - In the period of six (6) months from the date of dismissal, resignation, removal, resignation or retirement, except as expressly authorized, as appropriate, by the Public Ethics Committee or the Office of the Federal Controller General:

a) Have you provided directly or indirectly any kind of service to the individual or entity who has established significant relationships because of his position or employment?	( ) Yes ( ) No

b) Have you accepted the position of administrator or counselor or establish professional relationship with individual or legal person carrying out activity related to the area of competence of the employment or position held?

( ) Yes ( ) No

c) Have you made with bodies or agencies of the Federal Executive Branch service contracts, consulting, advisory or similar activities, linked, even indirectly, to the agency or entity that you have had an employment or held a position

( ) Yes ( ) No

d) Have you intervened, directly or indirectly, in favor of private interests before a body or entity where you have worked or held a position or with which you have established important relationships because of position or employment?

( ) Yes ( ) No
5 Article of Incorporation and Federal Accounting Court (TCU) Does it fall within it?
a) Do you fall within any prohibition set forth in the articles of incorporation of the company?	( ) Yes ( ) No
b) Do you fall within the list of disqualified parties by the Federal Accounting Court*? *Website of Federal Accounting Court and Queries - - Irregular, disreputable and Disqualified Parties.	( ) Yes ( ) No
6 Appointment Policy of Eletrobras Companies
a) Relying on this appointment, do you take part in more than five (5) boards of directors or fiscal committee?	( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

 D. Further Information

a) Is there any administrative or judicial proceedings, in which you are a plaintiff or defendant, which are part of the company to which is being appointed, Eletrobras or any of its Companies?

If so please specify stating whether it is a collective or individual process:

---------------------------------------------------------------------------------------------------------

( ) Yes ( ) No
b) Please state below your Electoral Address: State:____________________________________________ City: _________________________________________

c) Do you any party affiliation or linking the Political Party?

If so, what political party, the type of relationship  and in which region?

----------------------------------------------------------------------------------------------------------

( ) Yes ( ) No

d) Do you hold management position of the Company or the Third Sector?

If so, please specify which one(s), including positions held.

----------------------------------------------------------------------------------------------------------

( ) Yes ( ) No

e)  An informed Consent for the Integration Verification:

I am aware of and agree with the verification of my integrity, through a consultation with my public personal details by the persons appointed by the compliance area of Eletrobras companies, as well as my right to request, at any time, access to information obtained , aware that the failure to have a consent shall prevent the continuation of my appointment.

( ) Yes ( ) No

E. DOCUMENTS ATTACHTED:

The appointee is aware that it is required to attach to this declaration the relevant documents attesting the compliance with items  16, 18, 20 and items 25 and 26, where applicable, of this form, namely:

Item	Means of evidence
16 - Education background more adherent to the position of Board of Directors of the company to which he was appointed.	• Copy of undergraduate degree (front and back). • Copy of the graduate degree certificate (front and back).
18 - Experience more adherent to the position of manager of the company to which you have been appointed.
a) A minimum 10-year experience of the area of expertise of the state-owned company or in an area related to the position to which you have been appointed.	• An act of appointment and removal, if any. • A statement from the company/body. • A registration in the Employment Record.

b) A minimum 4-year experience holding a management position (board of directors, board of executive officers or audit committee) or senior management (two higher non-statutory hierarchical levels of the company) in a sized company or similar object to that of the state-owned company.

• An act of appointment and removal, if any. • A statement from the company/body. • A registration in the Employment Record.

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

c) A minimum 4-year experience holding a position equivalent to DAS-4 or higher in the public sector	• An act of appointment and removal.
d) A minimum 4-year experience as a professor or researcher in higher education, in the area of expertise of the state-owned company.	• Registration in the employment records. • A statement of the institution.
e) A minimum 4-year experience working as a self-employed professional in an activity related to the area of the expertise of the state-owned company.	• A statement from the Professional Regional Boards. • A statement from the service providers • Related Statements.
Outstanding knowledge compatible with the position for which you have been appointed? Examples: a) any master’s degree or PhD; b) academic publications; c) accumulated experience in boards	• A copy of the diploma (front and back). • An act of appointment and removal, if any. • Registration in the employment records. • A statement from the company/body.
25 - Professional experience of at least five (5) years in an activity or function, directly related to the main theme of the Board of Executive Officers, in the case of an officer or CEO:	• An act of appointment and removal, if any. • A statement from the company/body. • A registration in the Employment Record.
26 - Participation in training as defined in Article 42 paragraph one of Decree 8945/16	• Certificate from the institution. • A statement from the company/body. • Attendance list
27 - Experience in an activity in the financial, accounting, administrative, legal or health field and higher education in at least one of these areas	• A copy of the diploma (front and back). • An act of appointment and removal, if any. • Registration in the employment records. • A statement from the company/body.

I am aware of the possible civil, administrative and criminal penalties that any false statements may result, I hereby state that the information provided and the accompanying receipts are accurate, true and without erasures of any kind and can be used by the Requirements, Prohibitions and Evaluation Review Committee.

Place and date	Appointee's signature

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

REGISTRATION OF MEMBER OF FISCAL COUNCIL (c)

In compliance with Law no. 13,303 dated June 30th, 2016, Decree 8,945 dated December 27th, 2016 and Appointment Policy of Eletrobras Companies approved by DEL-006 dated January 29th, 2018.

Verification of legal and statutory requirements and prohibitions required for the appointment of Member of the Fiscal Council

A. GENERAL DETAILS
1 Full name:
2 CPF [Individual Tax ID]:	3 Date of birth:	4 Sex: ( ) Male ( ) Female
5 Effective Position:
6 Commissioned Function:	7 Function Code:
8 Business Phone Number:	9 Private Phone Number:
10 Business email Address:
11 Personal email address:
12 The company to which you were appointed:
13 Is this appointment a reappointment? ( ) Yes ( ) No If so, please state the number of reappointment, including the start and end of each term of office:
14 Department in which you work in the company*: Examples: Finance, investments, oil, energy, infrastructure, communication, supply, health, research, information technology, industry, or services.

B. REQUIREMENTS - Required Document Evidence (items 15, and 16)
15 Are you living in Brazil? (Article 41, item I of Decree no. 8945/16) ( ) Yes ( ) No

16 Do you have an academic background compatible with the position to which you were appointed, including holding a undergraduate or graduate degree recognized or accredited by the Ministry of Education?

(Article 41, item II, § 1 Decree no. 8945/16)

(    ) Yes    (    ) No

17 Which field of your academic background is more related to the position to which you were appointed?*

 _____________________________________________________________________________

*Please state only the main field. Examples: a) Management and Public Administration; b) Actuarial Science; c) Economics; d) International Trade; e) Accounting and Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; k) a degree related to the company's area of operation to which you were appointed.

18 Check the work experience that you have below: (Article 41, item IV of Decree no. 8945/16)

(    ) Three years holding a management or advisory position in the direct or indirect government.

(    ) Three years holding a position as a member of fiscal council or manager in the company.

19 Do you a training or experience of economic, financial, accounting or legal fields for the exercise of the function, for the appointees by the holding company and its companies (Appointment Policy of Eletrobras Companies, approved by DEL-006 of January 29th, 2018)                                                                                                                                                   (     ) Yes    (    ) No

20 If so, please specify:

______________________________________________________________________________

21 Do you meet the requirements of the article of incorporation of the state-owned company, which was read and checked as shown: ( ) Yes ( ) No

22 If your appointment is a reappointment in a state-owned company, have you participated in the past two (2) years in a training as set out in Article 42, sole paragraph of Decree no. 8.945/16?                                  (    )  NA             (    ) Yes    (    ) No

* If so please send evidence.

23 If his appointment is to a health plan run by self-management operator has four years of experience in activity in the financial, accounting, administrative, legal or health and higher education in at least one of these areas?

                                                                                                                                                                   (    ) NA             (    ) Yes    (    ) No

* If so please send evidence.

* CGPAR 22 dated 1/18/2018

24 Do you meet the requirements of Policy Appointment of Eletrobras Companies (approved by DEL-006 of January 29th, 2018) which was read and checked as shown:                                                                                                            (    )  Yes    (    ) No

*http://eletrobras.com/pt/Paginas/Estatuto-Politicas-e-Manuais.aspx

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

This registration shall be signed and initialed on every page, scanned in single file along with the supporting documentation, as item E.

C. IMPECCABLE REPUTATION AND PROHIBITION

1 Decree no. 8945/16, Article 29 and 41	Does it fall within it?
I - Are you a representative of the regulatory agency to which the state enterprise is subject?	( ) Yes ( ) No
IV - Are you a statutory manager of a political party, although you are on leave?	( ) Yes ( ) No
IV - Are you holding a term of office in the Legislative Branch of any federal entity, although you are on leave?	( ) Yes ( ) No
VI (Article 41) - Have you been a member of board of directors of the state-owned company, of a subsidiary or of the same group in the last twenty-four months?	( ) Yes ( ) No

VI (Article 41) - Are you an employee of the state-owned company, a subsidiary or of the same group? (It does not apply to an employee of the state-owned parent company when there is no formally constituted economic group)

( ) Yes ( ) No
VI (Article 41) - Are you the spouse or relative within the third degree of a manager of the state-owned company?	( ) Yes ( ) No

IX - Have you  entered into a contract or partnership as a supplier or buyer, demander or offeror of goods or services of any kind, with the Federal Government, with its own state-owned company or a state-owned company of its state-owned conglomerate, in the previous three years the date of your appointment?

( ) Yes ( ) No
X - Have you had or may have any form of conflict of interest with the political and administrative person controlling the state-owned company or the state-owned company itself?	( ) Yes ( ) No
2 Complementary Law No. 64/1990, Article 1-I: Clean Record	Does it fall within it?
a) Are you a non-enlisted or illiterate person?	( ) Yes ( ) No

b) Are you a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Municipal Councils, which have lost your mandate for violations of the provisions of items I and II of Article 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of the Municipalities and the Federal District, for the elections to be held during the remainder of the term of office for which you have been elected and in the eight years following the end of legislature?

( ) Yes ( ) No

c) Have you been Governor or Deputy Governor of State and the Federal District or Mayor or Deputy Mayor who have lost your elective office for violations of the provisions of the State Constitution, the Organic Law of the Federal District or of the Organic Law of the Municipality for the elections held during the remaining period and the eight (8) years following the end of the term of office for which you have been elected?

( ) Yes ( ) No

d) Do you have against you a claim judged by the Electoral Court, in a final decision or given by a board, in the process of investigation of abuse of the economic or political power to the election in which you have run or have been certified, as well as the ones that may be held in eight (8) years following that?

( ) Yes ( ) No

e) Have you been criminally convicted in a final decision handed down by judicial or collective body, from having been sentenced to the passing of a period of eight (8) years after serving the sentence for any of the crimes below?

1. Against the popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and those provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law prescribe punishment; 5. abuse of authority, in cases where there is conviction to lose the office or disqualification for the exercise of civil service; 6. money laundering or concealment of assets, rights and values; 7. trafficking of narcotics and similar drugs, racism, torture, terrorism and heinous crimes; 8. the reduction to the conditions analogous to slave; 9. against sexual life and dignity; and 10 committed by a criminal organization, gang or band.

( ) Yes ( ) No
f) Have you been declared unworthy from the officialdom, or incompatible with it for a period of eight (8) years?	( ) Yes ( ) No

g) Have you had your accounts for the performance of offices or public office roles rejected by incurable irregularity set wrongful act of administrative misconduct, and by a final decision of a competent body, unless this has been suspended or canceled by the Judiciary Branch for the elections to be held in eight (8) subsequent years reckoned from the date of the decision by applying the provisions of item II of Article 71 of the Federal Constitution, to all those ordering the expenses without excluding agents that have acted in this situation?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

h) Have you held an office in direct, indirect or foundational government, which benefited you or third parties, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body to the election in which you have run or has been certified, as well as the ones that may be held in eight (8) years following that?

( ) Yes ( ) No

i) Have you held an office or management, administration or representation position of credit , financing or insurance institutions that have been or are being the subject matter of process of judicial or extrajudicial liquidation, in the twelve (12) months prior to its order?

( ) Yes ( ) No

j) Have you been convicted in a unappealable decision or issued by a board body of Electoral Justice for electoral corruption, for illegal capture of suffrage, by donation, capture or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns involving cancellation of registration or certificate for a period of eight (8) years from the election?

( ) Yes ( ) No

k) Have you been a President of the Republic, the Governor of the State and the Federal District, Mayor, member of the National Congress, the Legislative Assembly, the Legislative Chamber, Municipal Councils, who have resigned your mandate from the complaint or petition able to  authorize the initiation of a prosecution of the infringement of the disposition of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or of the Organic Law of the Municipality, for the elections to be held during the remainder of the term for which they were elected and 8 (eight) years following the end of the legislature?

( ) Yes ( ) No

l) Have you been sentenced to a suspension of political rights, in an unappealable judgment or rendered by a judicial collegiate body, for willful act of misconduct in public office causing harm to public assets and unjust enrichment, from the conviction or the unappealable judgment  to the elapse of the term of eight (8) years after serving the sentence?

( ) Yes ( ) No

m) Have you been excluded from the profession, by penalty decision of the competent professional body, due to an ethical and professional violation for a period of eight (8) years unless the act has  been annulled or suspended by the Judiciary Power?

( ) Yes ( ) No

n) Have you been convicted in an unappealable judgment or rendered by a judicial collegiate body, because you have undone or simulated having undo marital bond or stable union to avoid characterization of ineligibility for a period of eight (8) years after the decision which recognized fraud?

( ) Yes ( ) No

o) Have you been dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judicial Branch?

( ) Yes ( ) No

p) Are you an individual and/or manager  of a legal entity responsible for electoral donations regarded as unlawful  by unappealable judgment  or rendered b collegiate board of Electoral Justice for a period of eight (8) years after the decision?

( ) Yes ( ) No

q) Are you a magistrate judge or a member of the Prosecution Office who has been compulsorily retired by penalty decision, which have lost the office by sentence or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?

( ) Yes ( ) No
3 Law 6.404 / 76, Article 147: Corporate Law	Does it fall within it?

§ 1 - Have you been impeded by a special law or convicted of bankruptcy crime, malfeasance, bribery or kickback, corruption, embezzlement, against the popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

§ 2 - Have been declared unqualified by an act of the Securities Commission*? *Website Site of CVM, in the link of Sanctioning Practice - Advanced Search	( ) Yes ( ) No
§ 3 (...): I - Do you hold a position in the society which may be considered being competing on the market, especially on advisory boards, boards of directors or Fical Council?	( ) Yes ( ) No
§ 3 (...): II - Have you had a conflicting interests with the company?	( ) Yes ( ) No
4 Law no. 12.813/13, Article 5 and 6: Conflicts of Interest	Does it fall within it?
Article 5 It is a conflict of interest in the exercise of a position or an employment under the federal Executive Branch:
I - Do you disclose or makes use of inside information for personal gain or a third party, obtained by virtue of the activities performed?	( ) Yes ( ) No

II - Do you exercise an activity involving the provision of services or maintaining business relationship with natural or legal person who has an interest in the decision of public official or board in which this participates?

( ) Yes ( ) No

III - Do you work directly or indirectly in an activity that because of its nature is incompatible with the duties of the position or employment, considering as such including the activities carried out in areas or related matters?

( ) Yes ( ) No

IV - Do you also work albeit informally as an attorney, consultant, advisor or broker of private interests in the bodies and entities of the direct or indirect government of any of the Branches of the Federal Government, the States, the Federal District and the Municipalities?

( ) Yes ( ) No

V - Do you perform acts for the benefit of interests of legal entities that the public officer, his spouse, partner or relatives, kin or the like, in straight or collateral line to the third degree participate, and it can be benefited by you or influence on their acts of management?

( ) Yes ( ) No
VI - Do you receive gifts who has an interest in the decision public officer or board which this participates outside the limits and conditions established by regulation?	( ) Yes ( ) No
VII - Do you provide services, although occasion ones, to the company whose activity is controlled, supervised or regulated by the entity to which the public server is related?	( ) Yes ( ) No
Article 6 it is a conflict of interest after exercise of office or employment under the federal Executive Branch:
I - Do you disclose or make use of inside information obtained by virtue of the activities performed?	( ) Yes ( ) No

II - In the period of six (6) months from the date of dismissal, resignation, removal, resignation or retirement, except as expressly authorized, as appropriate, by the Public Ethics Committee or the Office of the Federal Controller General:

a) Have you provided directly or indirectly any kind of service to the individual or entity who has established significant relationships because of his position or employment?	( ) Yes ( ) No

b) Have you accepted the position of administrator or counselor or establish professional relationship with individual or legal person carrying out activity related to the area of competence of the employment or position held?

( ) Yes ( ) No

c) Have you made with bodies or agencies of the Federal Executive Branch service agreements, consulting, advisory or similar activities, linked, even indirectly, to the agency or entity that you have had an employment or held a position.

( ) Yes ( ) No

d) Have you intervened, directly or indirectly, in favor of private interests before a body or entity where you have worked or held a position or with which you have established important relationships because of position or employment?

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

5 Article of Incorporation and Federal Accounting Court (TCU) Does it fall within it?
a) Do you fall within any prohibition set forth in the articles of incorporation of the company?	( ) Yes ( ) No
b) Do you fall within the list of disqualified parties by the Federal Accounting Court*? *Website of Federal Accounting Court and Queries - - Irregular, disreputable and Disqualified Parties.	( ) Yes ( ) No
6 Appointment Policy of Eletrobras Companies
a) Relying on this appointment, do you take part in more than five (5) boards of directors or fiscal committee?	( ) Yes ( ) No
D. Further Information:

a) Is there any administrative or judicial proceedings, in which you are a plaintiff or defendant, which are part of the company to which is being appointed, Eletrobras or any of its Companies?

If so please specify stating whether it is a collective or individual process:

 __________________________________________________________________

( ) Yes ( ) No
b) Please state below your Electoral Address: State:____________________________________________ City: _________________________________________
c) Do you any party affiliation or linking the Political Party? If so, what political party and in which region? __________________________________________________________________	( ) Yes ( ) No

d) Do you hold management position of the Company or the Third Sector?

If so, please specify which one(s), including positions held.

----------------------------------------------------------------------------------------------------------

( ) Yes ( ) No

e)  An informed Consent for the Integration Verification:

I am aware of and agree with the verification of my integrity, through a consultation with my public personal details by the persons appointed by the compliance area of Eletrobras companies, as well as my right to request, at any time, access to information obtained , aware that the failure to have a consent shall prevent the continuation of my appointment.

( ) Yes ( ) No

POLICY OF APPOINTMENTS IN THE HOLDING COMPANIES AND THE CONTROLLED COMPANIES, AFFILIATES, FOUNDATIONS AND ASSOCIATIONS OF THE ELETROBRAS’ COMPANIES

E. DOCUMENTS ATTACHTED:

The appointee is aware that it is required to attach to this declaration the relevant documents attesting the compliance with items  16, 18, 20 and items 19 and 22, where applicable, of this form, namely:

Item	Means of evidence
16 - Educational Background compatible with the position for which you have been appointed?	• A copy of undergraduate degree diploma. • A copy of the graduate certificate diploma.
18 - Professional Experience.
a) Three years holding a management or advisory position in the direct or indirect government.	• An act of appointment and removal, if any. • A statement from the company/body. • A registration in the Employment Record.
b) Three years holding a position as a member of fiscal committee or manager in the company.	• An act of appointment and removal, if any. • A statement from the company/body.
19 - Training or experience of economic, financial, accounting or legal field for the performance of a function.

•         A copy of undergraduate degree diploma.

•         A copy of the graduate degree diploma.

•         An act of appointment and removal, if any.

•         A statement from the company/body.

•         A registration in the Employment Record.

22 - Participation in training as set forth in Article 42, sole paragraph of Decree no. 8945/16	• Certificate from the institution. • A statement from the company/body. • Attendance list.
23 - Experience in an activity in the financial, accounting, administrative, legal or health field and higher education in at least one of these areas	• A copy of the diploma (front and back). • An act of appointment and removal, if any. • Registration in the employment records. • A statement from the company/body.

I am aware of the possible civil, administrative and criminal penalties that any false statements may result, I hereby state that the information provided and the accompanying receipts are accurate, true and without erasures of any kind and can be used by the Requirements, Prohibitions and Evaluation Review Committee.

Place and date	Appointee's signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.